UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Final Amendment (Amendment No. 1)*

Kanzhun Limited

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

48553T106**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 48553T106 has been assigned to the American Depositary Shares (“ADSs”) of KANZHUN LIMITED (the “Issuer”), which are quoted on the Nasdaq Global Select Market under the symbol “BZ.” Each ADS represents two Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48553T106

(1)	Names of reporting persons CTG Evergreen Investment X Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power None
	(6)	Shared voting power 24,994,891 Class A ordinary shares(1)
	(7)	Sole dispositive power None
	(8)	Shared dispositive power 24,994,891 Class A ordinary shares(1)

(9)	Aggregate amount beneficially owned by each reporting person 24,994,891 Class A ordinary shares(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 3.4%(2)
(12)	Type of reporting person (see instructions) CO

(1)	This amount includes 5,696,580 ADSs. Each ADS represents two Class A Ordinary shares.
(2)

The percentage is calculated based on 731,868,565 Class A ordinary shares outstanding as of September 30, 2022, as reported in Exhibit 99.2 to the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on December 16, 2022.

CUSIP No. 48553T106

(1)	Names of reporting persons CTG Evergreen Investment R Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power None
	(6)	Shared voting power 1 Class A ordinary share
	(7)	Sole dispositive power None
	(8)	Shared dispositive power 1 Class A ordinary share

(9)	Aggregate amount beneficially owned by each reporting person 1
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0%(3)
(12)	Type of reporting person (see instructions) CO

(3)

The percentage is calculated based on 731,868,565 Class A ordinary shares outstanding as of September 30, 2022, as reported in Exhibit 99.2 to the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on December 16, 2022.

CUSIP No. 48553T106

(1)	Names of reporting persons Capital Today Evergreen Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power None
	(6)	Shared voting power 24,994,892 Class A ordinary shares(4)
	(7)	Sole dispositive power None
	(8)	Shared dispositive power 24,994,892 Class A ordinary shares(4)

(9)	Aggregate amount beneficially owned by each reporting person 24,994,892 Class A ordinary shares(4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 3.4%(5)
(12)	Type of reporting person (see instructions) PN

(4)	This amount includes 5,696,580 ADSs. Each ADS represents two Class A Ordinary shares.
(5)

The percentage is calculated based on 731,868,565 Class A ordinary shares outstanding as of September 30, 2022, as reported in Exhibit 99.2 to the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on December 16, 2022.

CUSIP No. 48553T106

(1)	Names of reporting persons Capital Today Evergreen GenPar LTD.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power None
	(6)	Shared voting power 24,994,892 Class A ordinary shares(6)
	(7)	Sole dispositive power None
	(8)	Shared dispositive power 24,994,892 Class A ordinary shares(6)

(9)	Aggregate amount beneficially owned by each reporting person 24,994,892 Class A ordinary shares(6)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 3.4%(7)
(12)	Type of reporting person (see instructions) CO

(6)	This amount includes 5,696,580 ADSs. Each ADS represents two Class A Ordinary shares.
(7)

The percentage is calculated based on 731,868,565 Class A ordinary shares outstanding as of September 30, 2022, as reported in Exhibit 99.2 to the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on December 16, 2022.

CUSIP No. 48553T106

(1)	Names of reporting persons Xin Xu
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power None
	(6)	Shared voting power 24,994,892 Class A ordinary shares(8)
	(7)	Sole dispositive power None
	(8)	Shared dispositive power 24,994,892 Class A ordinary shares(8)

(9)	Aggregate amount beneficially owned by each reporting person 24,994,892 Class A ordinary shares(8)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 3.4%(9)
(12)	Type of reporting person (see instructions) IN

(8)	This amount includes 5,696,580 ADSs. Each ADS represents two Class A Ordinary shares.
(9)

The percentage is calculated based on 731,868,565 Class A ordinary shares outstanding as of September 30, 2022, as reported in Exhibit 99.2 to the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on December 16, 2022.

SCHEDULE 13G	Page ___ of ___

Item 1(a) Name of issuer: KANZHUN LIMITED

Item 1(b) Address of issuer’s principal executive offices:

18/F, GrandyVic Building

Taiyanggong Middle Road, Chaoyang District

Beijing 100020, The People’s Republic of China

2(a) Name of person filing:

This Schedule 13G is being filed jointly by the following parties (each, a “Reporting Person” and collectively, the “Reporting Persons”):

CTG Evergreen Investment X Limited

CTG Evergreen Investment R Limited

Capital Today Evergreen Fund, L.P.

Capital Today Evergreen GenPar LTD.

Ms. Xin Xu

CTG Evergreen Investment X Limited is the record owner of 24,994,891 Class A ordinary shares, including 13,601,731 Class A ordinary shares and 5,696,580 ADSs (representing 11,393,160 Class A ordinary shares) and CTG Evergreen Investment R Limited is the record owner of 1 Class A ordinary share. Both CTG Evergreen Investment X Limited and CTG Evergreen Investment R Limited are controlled by Capital Today Evergreen Fund, L.P., whose general partner is Capital Today Evergreen GenPar LTD. Capital Today Evergreen GenPar LTD. is controlled by Ms. Xin Xu. Ms. Xu disclaims beneficial ownership of the securities reported herein except to the extent of her pecuniary interest therein.

2(b) Address or principal business office or, if none, residence:

The principal business address of each of the Reporting Persons is as follows:

Unit 908, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong

2(c) Citizenship:

See responses to Item 4 on each cover page.

2(d) Title of class of securities:

Class A ordinary shares, par value of US$0.0001 per share

2(e) CUSIP No.:

CUSIP number 48553T106 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “BZ.” Each ADS represents two Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐

Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

The information required by Items 4(a) - (c) is set forth in rows 5-11 of the cover page for each Reporting Person and is incorporated herein by reference.

SCHEDULE 13G	Page ___ of ___

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X ].

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

Not applicable.

(a) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(b) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to § 240.13d-1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

(c) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2023	Signature:

CTG Evergreen Investment X Limited

	By:	/s/ Hu Yuxin
	Name:	Hu Yuxin
	Title:	Authorized Signatory

CTG Evergreen Investment R Limited

By:	/s/ Hu Yuxin
Name:	Hu Yuxin
Title:	Authorized Signatory

Capital Today Evergreen Fund, L.P.

By: Capital Today Evergreen GenPar LTD., its general partner

By:	/s/ Hu Yuxin
Name:	Hu Yuxin
Title:	Authorized Signatory

Capital Today Evergreen GenPar LTD.

By:	/s/ Hu Yuxin
Name:	Hu Yuxin
Title:	Authorized Signatory

Xin Xu
/s/ Xin Xu